VIA EDGAR	July 26, 2011

Re:	China Security & Surveillance Technology, Inc.

Schedule 13E-3 Filed on July 8, 2011 File No. 005-80530

Preliminary Proxy Statement on Schedule 14A Filed on July 8, 2011 File No. 001-33774

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of China Security & Surveillance Technology, Inc., a Delaware corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 22, 2011 to Mr. Guoshen Tu, chief executive officer of the Company, with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005-80530 (the “Second Schedule 13E-3 Amendment”), and the Second Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-33774 (the “Second Preliminary Proxy Statement Amendment”), both filed on July 18, 2011 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on the Second Schedule 13E-3 Amendment are references to the page numbers in the Amendment No. 3 to the Schedule 13E-3 (the “Third Schedule 13E-3 Amendment”) filed concurrently with the submission of this letter, and all references to page numbers in the responses to comments on the Second Preliminary Proxy Statement Amendment are references to page numbers in the Third Revised Preliminary Proxy Statement (the “Third Preliminary Proxy Statement Amendment”) filed concurrently with the submission of this letter. In addition, marked copies of the Third Schedule 13E-3 Amendment and the Third Preliminary Proxy Statement Amendment showing changes between the Third Schedule 13E-3 Amendment and the Second Schedule 13E-3 Amendment and between the Third Preliminary Proxy Statement Amendment and the Second Preliminary Proxy Statement Amendment are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Third Preliminary Proxy Statement Amendment.

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Intelligent One Limited, Whitehorse Technology Limited, Rightmark Holdings Limited, Rightmark Merger Sub Limited, Guoshen Tu, Wing Khai Yap (Terence), Lizhong Wang, Zhongxin Xie, Lingfeng Xiong, Li Fang, Ying Zhang, Zhiming Wu, Daobin Sang, Guohui Cao, Po Kwai Chow, Yang Zhao, Yujuan Guan, Zhuo Gong, Xihong Dai, Qiaomin Wu, Kaicheng Cheng, Lei Wang, Xiaosheng Tong, or Imperial Capital, LLC, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Third Schedule 13E-3 Amendment and the Third Preliminary Proxy Statement Amendment in response to the Staff’s comments.

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Revised Preliminary Proxy Statement on Schedule 14A

Recommendation of Our Board of Directors and Special Committee ... , page 31

l.	We note your response to prior comment 1 and the corresponding revisions to your disclosure. We continue to believe that the following points on page 32 should be addressed with more specificity:

  “our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position, supplemented by discussions with the Company’s management and the special committee’s financial advisors and its review of the financial analysis prepared by such financial advisors based on the forecast of our future financial performance prepared by our management…,” and

“the impact of undesirable global financial conditions on the trading price of the Company common stock….”

If you retain these points, please revise your disclosure so as not to contain factors that could be characterized as “vague and non-specific.” See Question 21 in SEC Release No. 34-17719 (April 13, 1981). With respect to the first point in particular, we note that every line item in the forecasts on page 51 appears to increase annually, with the cumulative effect of such annual increases being dramatic over the course of the five-year period presented.

In response to the Staff’s comment, the two bullet points referenced above have been removed from the Third Preliminary Proxy Statement Amendment. Please refer to page 32 of the Third Preliminary Proxy Statement Amendment.

2.

We note your response to prior comment 2 and continue to believe that your disclosure should address with specificity how the board of directors and the special committee concluded that Mr. Tu’s unwillingness to consider any other transaction indicates that the transaction is fair to unaffiliated security holders. That the transaction is being proposed with your CEO, chairman, and largest shareholder, who has stated publicly that he would not consider any other transaction, would appear to be more appropriately characterized as a negative factor. Please also clarify how the board of directors and special committee determined that the absence of alternative proposals was indicative of fairness, given that Mr. Tu’s statements would tend to discourage the submission of competing proposals.

In response to the Staff’s comment, the statements concerning Mr. Tu’s unwillingness to consider other transactions and the absence of alternative proposals have been moved to the subsection under the caption “SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger” discussing the negative factors concerning the transaction. Please refer to page 36 of the Third Preliminary Proxy Statement Amendment.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2978-8082.

Very truly yours,

By: /s/ Gregory D. Puff
       Name: Gregory D. Puff